May 12, 2009

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                     ING Variable Portfolios, Inc. (on behalf of ING RussellTM Large Cap Growth Index Portfolio) (File No. 333-158413)

Dear Mr. Foor:

This letter responds to the comments that you provided to us in a telephone conversation on May 5, 2009 and the accounting comments that we received from Mr. Jason Fox on May 4, 2009, in connection with the staff’s review of the Registration Statement filed on Form N-14 on behalf of ING RussellTM Large Cap Growth Index Portfolio (the “Acquiring Portfolio”), a series of ING Variable Portfolios, Inc. (the “Registrant”), on April 3, 2009.  The Registration Statement has been filed in connection with the proposed reorganization (the “Reorganization”) of ING Van Kampen Capital Growth Portfolio (the “Acquired Portfolio” and with the Acquiring Portfolio, the “Portfolios”), a series of ING Investors Trust, with and into the Acquiring Portfolio.  Your comments and the Registrant’s responses are provided below.  In response to your comments, the Registrant has also revised the Registration Statement.  All of these revisions will be reflected in the Registration Statement which will be filed on or about May 12, 2009 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.                                         GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)             Comment 1(a): Page 1.  With respect to the description of the portfolio transitioning prior to the consummation of the Reorganization, please clarify what would happen if shareholders do not approve the sub-advisory agreement to appoint ING Investment Management Co. (“ING IM”) as a new sub-adviser to the Acquired Portfolio.

Response: The disclosure has been revised in response to this comment.  A marked page reflecting the changes is attached for your review as Exhibit A.

Comment 1(b): Taking into account the transition costs that would be borne by shareholders of the Acquired Portfolio as a result of the pre-merger transition, explain why this pre-merger transition would be in the best interests of the Acquired Portfolio’s shareholders.

Response:  In determining that the proposed Reorganization is in the best interests of the Acquired Portfolio shareholders, the Board of Trustees weighed the totality of factors, as described in the Registration Statement, including the costs involved in aligning the Acquired Portfolio’s portfolio holdings with those of the Acquiring Portfolio.

The determination was based on all the facts and circumstances of the transaction, including the fact that a post-merger transition could cause the Acquiring Portfolio to receive certain holdings that do not fit its investment program and/or could negatively impact its performance, while a pre-merger transition would not allow the Acquired Portfolio’s shareholders to maintain market exposure during the transition period. Implicit in allocating the costs of transitioning the portfolio holdings, is the idea that those who benefit from the Reorganization should bear the transition costs.  The shareholders of the Acquired Portfolio will receive economic benefits from lower net expense ratios, which is expected to offset the transaction costs of the pre-merger transition in less than a year assuming stable asset levels.

2)             Comment: Page 3.  Provide the complete dates that the Acquired Portfolio and the Acquiring Portfolio commenced operations.

Response:  The disclosure has been revised in response to this comment.  A marked page reflecting the changes is attached for your review as Exhibit B.

3)             Comment: Page 4.  Explain why it is necessary to direct variable contract owners and qualified plan participants to consult underlying product prospectus or qualified plan documents, respectively.

Response: Item 3(b) of Form N-14 requires the comparison of the Acquired Portfolio’s and the Acquiring Portfolio’s share purchase and redemption procedures and exchange rights.  However, shares of the Portfolios are not offered directly to the public but are sold to qualified pension and retirement plans and to separate accounts of certain participating life insurance companies and are used to fund variable annuity and/or variable life contracts.  As a result, in connection with purchases, exchanges and redemption of shares of the Portfolios, variable contract owners and qualified plan participants are directed to the underlying product prospectus or qualified plan documents, respectively.

4)             Comment: Page 4.  Explain why it is necessary to have a disclosure about cash distribution.

Response:  The Acquired Portfolio is expected to make a cash distribution consisting of all undistributed income or gains, if any, prior to the closing of the Reorganization to avoid being taxed on these income and gains.  If the Acquired Portfolio had any shareholder who is not tax-exempt, the shareholder would be taxed on the distribution amount received and thus it would be important for that shareholder to be informed of the distribution and tax consequences.  However, since shareholders of the Acquired Portfolio are separate accounts of insurance companies and qualified pension and retirement plans, which are tax-exempt, they are not subject to any tax consequences as a result of the distribution.  Accordingly, as a practical matter it may not be necessary to disclose this distribution in the Registration Statement.  However, the disclosure is included in the Registration Statement to be consistent with a similar disclosure made in other registration statements on Form N-14 for reorganizations of ING funds whose shareholders are subject to tax.

5)             Comment: Page 4.  Item 3(a) of N-14 requires a fee table near the front of the prospectus that conforms to the requirements of Form N-1A.  The table on page 4 does not conform to Form N-1A and the later Fee Table on page 17 should be moved forward.

Response:  Pursuant Item 3(a) of Form N-14, the Registrant has provided a detailed discussion and comparison of the fees and expenses of the Acquired Portfolio and the Acquiring Portfolio under the section “Comparison of Fees and Expenses,” which complies with Item 3(a) of Form N-14 as well as Item 3 of Form N-1A.

Item 3(b) of Form N-14 requires the Registrant at the beginning of the Proxy Statement/Prospectus to provide a synopsis of the information contained in the Proxy Statement/Prospectus.  Form N-14 requires the Registrant to provide in the synopsis a clear and concise discussion of the key features of the transaction, of the registrant and of the company being acquired. This clear and concise discussion may include any “significant consideration” a shareholder should consider in evaluating the reorganization.  See Item 3(b)(4).

In addition to comparing, among other things, the size, portfolio management, performance, and the investment objectives and strategies of the Acquiring Portfolio and the Acquired Portfolio as required by Item 3(b) of Form N-14, the Registrant also provides a side-by-side comparison summary (in addition to the information provided pursuant to Item 3(a) of Form N-14) of the gross and net expenses for both Portfolios and the combined Portfolio before and after the Reorganization.  We believe that a comparison of expenses before and after the Reorganization should be included in any summary discussion of the key features of the Reorganization and the Portfolios since a comparison of expenses borne by shareholders before and after the Reorganization is a significant consideration in assisting shareholders in making an informed decision about the Reorganization.

We also note that the purpose of Form N-14 is to provide essential information about the Registrant and the Reorganization in a clear, concise and understandable manner to assist investors in making informed decisions about whether to purchase the securities being offered.  The organization of this Proxy Statement/Prospectus is consistent with those that have been filed by the Registrant as well as other ING registrants in the past and, as we believe, is consistent with the overall purpose of Form N-14.

6)             Comment: Page 5.  Add a disclosure that the portfolio transition prior to the consummation of the Reorganization would result in increased transaction costs, that are ultimately borne by shareholders of the Acquired Portfolio.

Response: This disclosure is made throughout the Proxy Statement/Prospectus that the pre-merger transition “sales and purchases would result in increased transaction costs, which are ultimately borne by shareholders, and may result in the realization of taxable gains or losses for either or both Portfolios.”  (See page 4 and page 19.)  As a result, the Registrant believes that repeating this disclosure on page 5 is unnecessary.

7)             Comment: Since the separate accounts of insurance companies and qualified plans are the record owners of the shares of the Acquired Portfolio, clarify whether a “quorum” can be established by counting shares held in the separate accounts of insurance companies and qualified plans that are present at the shareholders’ meeting.  Please also clarify whether in order to approve the Reorganization and the sub-advisory agreement to appoint ING IM as the Acquired Portfolio’s new sub-adviser during the Transition Period, the Registrant imposes any requirement that a specific percentage of variable contract owners and qualified plan participants need to give instructions on how to vote their shares.

Response: A “quorum” can be established by counting shares held in the separate accounts of insurance companies and qualified plans that are present at the shareholders’ meeting.  The Registrant does not mandate any specific percentage of variable contract owners and qualified plan participants who need to give instructions on how to vote their shares in order to approve the Reorganization and the sub-advisory agreement to appoint ING IM as the Acquired Portfolio’s new sub-adviser during the Transition Period.  However, the Registrant has a policy that requires a proxy statement to be mailed to shareholders at least 30 days prior to the date of the shareholders’ meeting to allow sufficient time for shareholder solicitation.  The Registrant has also revised the Registration Statement in response to this comment.  The marked pages reflecting the changes are attached for your review as Exhibit C and Exhibit D.

8)             Comment: Pages 12 - 15.  Move the section entitled “Portfolio Performance” on pages 12 and 13 and other sections on pages 14 and 15 to the pages after the table entitled “Annual Portfolio Operating Expenses” on pages 17-19 pursuant to Item 3(a) of Form N-14.

Response: Item 3(a) of Form N-14 requires the disclosure of the current fees of the Acquired Portfolio and the Acquiring Portfolio and the pro forma fees.  However, unlike Item 3(b) and Item 3(c) of Form N-14, which specifically require certain information to be at the beginning of a prospectus/proxy statement on Form N-14, Item 3(a) does not require the fee table to be included at any specific place in a proxy statement/prospectus.  The Registrant believes that the current structure of the Proxy Statement/Prospectus provides prominent disclosure of the fee information required under Item 3(a) as this information is included in both the summary of the proposal at the beginning of the Proxy Statement/Prospectus as well as in a detailed discussion and comparison under the section “Comparison of Fees and Expenses.”

The Registrant also notes that the purpose of Form N-14 is to provide essential information about the Registrant and the Reorganization in a clear, concise and understandable manner to assist investors in making informed decisions about whether to purchase the securities being offered.  The organization of this Proxy Statement/Prospectus is consistent with those that have been filed by the Registrant as well as other ING registrants in the past and, as we believe, is consistent with the overall purpose of Form N-14.

9)             Comment: Page 14.  It is disclosed that as a result of the change in the Acquired Portfolio’s sub-adviser to ING IM, the investment management subsidiaries of ING Groep N.V, as a group, will be able to retain the entire advisory fee.  Please highlight this disclosure in the section entitled “The Proposed ING IM Sub-Advisory Agreement.”  Please also disclose in this section that after the change in the Acquired Portfolio’s sub-adviser, the Acquired Portfolio’s new sub-adviser will continue to receive the same sub-advisory fees.

Response: The disclosure has been revised in response to this comment.  A marked page reflecting the changes is attached for your review as Exhibit C.

10)       Comment: Page 19.  In the section entitled “Portfolio Transitioning” on page 19, please provide an estimate of the total amount of transaction costs expected.

Response: In response to this comment, the Registrant has revised the Registration Statement to provide an estimate of the total amount of transaction costs expected as well as this amount as a percentage of the Acquired Portfolio’s net assets.  A marked page reflecting the changes is attached for your review as Exhibit E.

11)       Comment:  Page 21.  Please revise the incorrect reference to the Acquiring Portfolio in the first paragraph of the section entitled “Reasons for the Reorganization.”

Response:  The disclosure has been revised in response to this comment.  A marked page reflecting the change is attached for your review as Exhibit F.

12)       Comment: Page 23.  Please add a disclosure in the section entitled “Expenses of the Reorganization” on page 23 that the expenses of the Reorganization discussed therein do not include the transaction costs of the portfolio transitioning.

Response:  The disclosure has been revised in response to this comment.  A marked page reflecting the changes is attached for your review as Exhibit G.

II.                                    MISCELLANEOUS

13)       Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

III.                               ACCOUNTING COMMENTS

14)      Comment: Page 19.  Please provide an estimate of the total amount of transaction costs expected.

Response.  Please see our response to Comment 10 above.

15)      Comment. On page 22, the tenth bullet states that the direct or indirect costs in connection with the Reorganization are incurred by each Portfolio.  However, page 23 states that the expenses relating to the Reorganization will be borne by the adviser to the Acquired Portfolio or an affiliate.  Please explain the difference in these expenses.

Response.  The expenses of the Reorganization discussed on page 23 do not include the transaction costs of the portfolio transitioning.  A clarifying disclosure has be added on page 23.  Please see our response to Comment 12 above.

16)      Comment: In view of the significant portions of portfolio securities that will be sold in the Reorganization, include adjustments for the transaction costs in the Capitalization Table and add a corresponding footnote explaining such adjustments.

Response. The disclosure has been revised in response to this comment.  A marked page reflecting the changes is attached for your review as Exhibit H.

17)      Comment. It is unclear from the Registration Statement, which portfolio will be considered the survivor for accounting purposes.

Response.  The Registrant hereby confirms that the Acquiring Portfolio is the survivor for accounting purposes after the Reorganization.

*                                         *                                         *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 202.261.3496 or Jutta M. Frankfurter at 202.261.3484.

Sincerely,

/s/ Hoang T. Pham
Hoang T. Pham

Attachments

cc:	Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Christopher C. Okoroegbe
Counsel
ING U.S. Legal Services

Jeffrey S. Puretz
Partner
Dechert LLP

EXHIBIT A

PROXY STATEMENT/PROSPECTUS

May 18, 2009

PROXY STATEMENT FOR:

ING VAN KAMPEN CAPITAL GROWTH PORTFOLIO

(A Series of ING Investors Trust)

7337 East Doubletree Ranch Road

Scottsdale, Arizona 85258-2034

1-800-366-0066

PROSPECTUS FOR:

ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO

(A Series of ING Variable Portfolios, Inc.)

7337 East Doubletree Ranch Road

Scottsdale, Arizona 85258-2034

1-800-992-0180

INTRODUCTION

This combined proxy statement and prospectus (“Proxy Statement/Prospectus”) relates to a special meeting of shareholders (the “Special Meeting”) of ING Van Kampen Capital Growth Portfolio (“Van Kampen Capital Growth Portfolio”) to be held on June 30, 2009, as adjourned from time to time (“Special Meeting”), at which shareholders of Van Kampen Capital Growth Portfolio will vote on: (1) the proposed reorganization (the “Reorganization”) of Van Kampen Capital Growth Portfolio with and into ING Russell™ Large Cap Growth Index Portfolio (“Russell™ Large Cap Growth Index Portfolio,” along with Van Kampen Capital Growth Portfolio, each a “Portfolio” and collectively, the “Portfolios”); and (2) subject to shareholder approval of the Reorganization, an investment sub-advisory agreement  between Directed Services LLC (“DSL”), the investment adviser to Van Kampen Capital Growth Portfolio, and ING Investment Management Co. (“ING IM”) (the “ING IM Sub-Advisory Agreement”), appointing ING IM as the sub-adviser to Van Kampen Capital Growth Portfolio beginning shortly after shareholders approve the Reorganization until the Reorganization is consummated (the “Transition Period”). This Proxy Statement/Prospectus is being mailed to shareholders of Van Kampen Capital Growth Portfolio on or about May 18, 2009.

On March 27, 2009, the Board of Trustees (the “Board”) reviewed and approved an Agreement and Plan of Reorganization (the “Reorganization Agreement”) relating to the Reorganization of Van Kampen Capital Growth Portfolio with and into Russell™ Large Cap Growth Index Portfolio, which is currently sub-advised by ING IM. Because you, as a shareholder of Van Kampen Capital Growth Portfolio, are being asked to approve the Reorganization Agreement that will result in a transaction in which you will ultimately hold shares of Russell™ Large Cap Growth Index Portfolio, this Proxy Statement also serves as a prospectus for Russell™ Large Cap Growth Index Portfolio.  Russell™ Large Cap Growth Index Portfolio is an open-end management investment company, which seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index, as described more fully below.

Morgan Stanley Investment Management, Inc. d/b/a Van Kampen (“Van Kampen”) has sub-advised the Van Kampen Capital Growth Portfolio since its inception in May 2002. On March 27, 2009, to plan for a smooth transition prior to the Reorganization, upon management’s recommendation and contingent upon shareholders’ approval of the Reorganization, the Board determined to terminate the sub-advisory relationship with Van Kampen, and retain ING IM, the current sub-adviser to Russell™ Large Cap Growth Index Portfolio, to manage Van Kampen Capital Growth Portfolio during the Transition Period. Consequently, you are also being asked to approve the ING IM Sub-Advisory Agreement. Contingent upon your approval of the Reorganization and the ING IM Sub-Advisory Agreement, the ING IM Sub-Advisory Agreement is scheduled to be effective on July 3, 2009 and will terminate upon the closing of the Reorganization.  The approval of the ING IM Sub-Advisory Agreement is contingent upon the approval of the Reorganization; however, the approval of the Reorganization is not contingent upon the approval of the ING IM Sub-Advisory Agreement.  If the Reorganization is not approved, Van Kampen will continue to serve as the sub-adviser to Van Kampen Capital Growth Portfolio and the Board will consider its options with respect to the Portfolio in accordance with applicable law.  If the Reorganization is approved but the ING IM Sub-Advisory Agreement is not approved, ING IM will not serve as the sub-adviser to transition Van Kampen Capital Growth Portfolio and the Board could consider various options, including the appointment of a new sub-adviser to provide the day-to-day management of Van Kampen Capital Growth Portfolio during the Transition Period, or permitting all or a portion of the transition of assets to occur after the closing of the Reorganization.

EXHIBIT B

SUMMARY OF THE PROPOSALS

You should read this entire Proxy Statement/Prospectus carefully.  You should also review the Reorganization Agreement, which is attached hereto as Appendix A and the ING IM Sub-Advisory Agreement, a form of which is attached hereto as Appendix B.  Also, you should consult the ADV Class, Class I, Class S and Class S2 prospectuses, each dated May 1, 2009, for more information about Russell™ Large Cap Growth Index Portfolio.

The Proposed Reorganization

At a meeting held on March 27, 2009, the Board of Van Kampen Capital Growth Portfolio approved the Reorganization Agreement.  Subject to shareholder approval, the Reorganization Agreement provides for:

•                  the transfer of all of the assets of Van Kampen Capital Growth Portfolio to Russell™ Large Cap Growth Index Portfolio in exchange for shares of beneficial interest of Russell™ Large Cap Growth Index Portfolio;

•                  the assumption by Russell™ Large Cap Growth Index Portfolio of the liabilities of Van Kampen Capital Growth Portfolio known as of the Closing Date (as described below);

•                  the distribution of shares of Russell™ Large Cap Growth Index Portfolio to the shareholders of Van Kampen Capital Growth Portfolio; and

•                  the complete liquidation of Van Kampen Capital Growth Portfolio.

Shares of Russell™ Large Cap Growth Index Portfolio would be distributed to shareholders of Van Kampen Capital Growth Portfolio so that each shareholder would receive a number of full and fractional shares of Russell™ Large Cap Growth Index Portfolio equal to the aggregate value of shares of Van Kampen Capital Growth Portfolio held by such shareholder.

As a result of the Reorganization, each owner of ADV Class, Class I, Class S and Class S2 shares of Van Kampen Capital Growth Portfolio would become a shareholder of the corresponding share class of Russell™ Large Cap Growth Index Portfolio.  The Reorganization is expected to be effective on July 18, 2009, or such other date as the parties may agree (the “Closing Date”).

Each shareholder will hold, immediately after the Closing Date, shares of Russell™ Large Cap Growth Index Portfolio having an aggregate value equal to the aggregate value of the shares of Van Kampen Capital Growth Portfolio held by that shareholder as of the close of business on the Closing Date.

In considering whether to approve the Reorganization, you should note that:

•                  Van Kampen Capital Growth Portfolio seeks long-term capital appreciation, while Russell™ Large Cap Growth Index Portfolio seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index (the “Index”);

•                  Van Kampen Capital Growth Portfolio is an actively managed fund and primarily invests in growth-oriented companies, while Russell™ Large Cap Growth Index Portfolio is a passively managed index fund and primarily invests in equity securities of large-capitalization companies that exhibit growth characteristics, which are included in the Index, convertible securities that are convertible into stocks included in the Index, other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index, or its components and exchange-traded funds;

•                  Van Kampen Capital Growth Portfolio commenced operations on May 1, 2002, while Russell™ Large Cap Growth Index Portfolio was launched on May 1, 2009 and thus has a very short performance history;

•                  DSL and Van Kampen are the adviser and sub-adviser, respectively to Van Kampen Capital Growth Portfolio, while ING Investments, LLC (“ING Investments”) and ING IM are the adviser and sub-adviser, respectively, to Russell™ Large Cap Growth Index Portfolio;

•                  Both the gross and net expense ratios for all classes of the disappearing Van Kampen Capital Growth Portfolio are expected to decrease as a result of the Reorganization;

EXHIBIT C

The Proposed ING IM Sub-Advisory Agreement

At a meeting held on March 27, 2009, the Board, including all of the trustees who are not “interested persons” of the Portfolio, as defined in the 1940 Act (“Independent Trustees”), approved the ING IM Sub-Advisory Agreement between DSL and ING IM.  Shareholders of Van Kampen Capital Growth Portfolio must approve both the Reorganization and the proposed ING IM Sub-Advisory Agreement for the ING IM Sub-Advisory Agreement to become effective.

In considering whether to approve the ING IM Sub-Advisory Agreement, you should note that:

•                  Van Kampen has sub-advised the Van Kampen Capital Growth Portfolio since its inception in May 2002;

•                  On March 27, 2009, the Board approved the Reorganization, as described above;

•                  At the same meeting,  the Board approved the termination of the investment sub-advisory agreement with Van Kampen and approved the ING IM Sub-Advisory Agreement appointing ING IM as the sub-adviser to Van Kampen Capital Growth Portfolio during the Transition Period;

•                  Approval of the ING IM Sub-Advisory Agreement will provide for uninterrupted sub-advisory services to Van Kampen Capital Growth Portfolio and enable ING IM to transition the Portfolio into the Russell™ Large Cap Growth Index Portfolio during the Transition Period, providing the opportunity for Russell™ Large Cap Growth Index Portfolio to be as fully invested as practicable after the Reorganization is consummated;

•                  As a result of the change in sub-adviser from Van Kampen to ING IM, the investment management subsidiaries of ING Groep N.V., as a group, will be able to retain the entire advisory fee;

•                  Shareholders must approve both the Reorganization and the proposed ING IM Sub-Advisory Agreement for the ING IM Sub-Advisory Agreement to become effective;

•                  The terms of the ING IM Sub-Advisory Agreement are substantially similar to those of the prior sub-advisory agreement with Van Kampen; and

•                  DSL continues to be responsible for monitoring the investment program and performance of ING IM.

If the ING IM Sub-Advisory Agreement is approved by shareholders, ING IM will be tasked to transition Van Kampen Capital Growth Portfolio as discussed in “Portfolio Transitioning” on page 19, and during the Transition Period, ING IM will receive from DSL the same compensation as the compensation payable by DSL to Van Kampen under the sub-advisory agreement with Van Kampen.

Voting Information

The Separate Accounts of the Participating Insurance Companies and Qualified Plans are the record owners of the shares of the Portfolio. The Qualified Plans and Participating Insurance Companies will vote the Van Kampen Capital Growth Portfolio’s shares at the Special Meeting in accordance with the timely instructions received from persons entitled to give voting instructions under the Variable Contracts or Qualified Plans.  Participating Insurance Companies and Qualified Plans, which through Separate Accounts or directly, respectively, hold shares of Van Kampen Capital Growth Portfolio, will be counted as the Portfolio’s shareholders in determining whether a quorum is present.

Approval of the Reorganization Agreement and ING IM Sub-Advisory Agreement requires the affirmative vote of the lesser of (i) 67% or more of the voting securities present or represented at the meeting, provided that more than 50% of the voting securities are present in person or represented by proxy at the Special Meeting, or (ii) a majority of the shares entitled to vote.  The holders of 30% of the outstanding shares present in person or by proxy shall constitute a quorum at any meeting of the shareholders. A majority of the shareholders entitled to vote and present in person or proxy may adjourn the meeting (i) in the absence of a quorum at such meeting or (ii), in the event a quorum is present, for any reason permitted by law, including for the purpose of providing time for the solicitation of additional shareholder votes.  In the event a meeting is adjourned, the time and place of such adjourned meeting shall be announced at the meeting and no additional notice shall be given unless, if after the adjournment, a new record date is fixed.

AFTER CAREFUL CONSIDERATION, THE BOARD OF VAN KAMPEN CAPITAL GROWTH PORTFOLIO APPROVED THE PROPOSED REORGANIZATION AND THE PROPOSED ING IM SUB-ADVISORY AGREEMENT.  THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THESE PROPOSALS.

EXHIBIT D

GENERAL INFORMATION ABOUT THE PROXY STATEMENT

Solicitation of Proxies

This Proxy Statement/Prospectus is being furnished by the Board in connection with the solicitation of proxies for the Special Meeting. Solicitation of voting instructions is being made primarily by the mailing of the Notice and this Proxy Statement/Prospectus with its enclosures on or about May 18, 2009.  In addition to the solicitation of proxies by mail, employees of DSL and its affiliates, without additional compensation, may solicit proxies in person or by telephone, telegraph, facsimile, or oral communications.

If a shareholder wishes to participate in the Special Meeting, the shareholder may submit the proxy originally sent with the Proxy Statement/Prospectus, attend in person or vote online by logging on to www.proxyweb.com and following the on-line directions.  Should shareholders require additional information regarding the proxy or require replacement of the proxy, they may contact Shareholder Services toll-free at 1-800-992-0180.

A shareholder may revoke the accompanying proxy at any time prior to its use by filing with Van Kampen Capital Growth Portfolio, a written revocation or duly executed proxy bearing a later date. In addition, any shareholder who attends the Special Meeting in person may vote by ballot at the Special Meeting, thereby canceling any proxy previously given.  The persons named in the accompanying proxy will vote as directed by the proxy, but in the absence of voting directions in any proxy that is signed and returned, they intend to vote “FOR” the Reorganization proposal and the ING IM Sub-Advisory Agreement and may vote in their discretion with respect to other matters not now known to the Board of Van Kampen Capital Growth Portfolio that may be presented at the Special Meeting.

Voting Rights

The Separate Accounts of the Participating Insurance Companies and Qualified Plans are the record owners of the shares of the Portfolio.  The Qualified Plans and Participating Insurance Companies will vote the Van Kampen Capital Growth Portfolio’s shares at the Special Meeting in accordance with the timely instructions received from persons entitled to give voting instructions under the Variable Contracts or Qualified Plans.  Participating Insurance Companies and Qualified Plans, which through Separate Accounts or directly, respectively, hold shares of Van Kampen Capital Growth Portfolio, will be counted as the Portfolio’s shareholders in determining whether a quorum is present.

Each shareholder of Van Kampen Capital Growth Portfolio is entitled to one vote for each share held as to any matter on which such shareholder is entitled to vote and for each fractional share that is owned, the shareholder shall be entitled to a proportionate fractional vote.  Shares have no preemptive or subscription rights.

Only shareholders of Van Kampen Capital Growth Portfolio at the close of business on April 1, 2009 (the “Record Date”), will be entitled to be present and give voting instructions for Van Kampen Capital Growth Portfolio at the Special Meeting with respect to their shares owned as of that Record Date.  To be counted, the properly executed Voting Instruction Form must be received no later than 5:00 p.m. on June 29, 2009.  As of the Record Date, the following shares of beneficial interest of  Van Kampen Capital Growth Portfolio were outstanding and entitled to vote:

Class	Shares Outstanding
ADV Class	760.370
Class I	26,088,288.881
Class S	15,470,984.156
Class S2	1,130.654
Total	41,561,164.061

Approval of the Reorganization Agreement and ING IM Sub-Advisory Agreement requires the affirmative vote of the lesser of (i) 67% or more of the shares present or represented at the meeting, provided that more than 50% of the voting securities are present in person or represented by proxy at the Special Meeting, or (ii) a majority of the voting securities entitled to vote.  The holders of 30% of outstanding shares present in person or by proxy shall constitute a quorum at any meeting of the shareholders. A majority of the shareholders entitled to vote and present in person or proxy may adjourn the meeting (i) in the absence of a quorum at such meeting or (ii), in the event a quorum is present, for any reason permitted by law, including for the purpose of providing time for the solicitation of additional shareholder votes.  In the event a meeting is adjourned, the time and place of such adjourned meeting shall be announced at the meeting and no additional notice shall be given unless, if after the adjournment, a new record date is fixed.   If a shareholder abstains from voting as to any matter, or if a broker returns a “non-vote” proxy, indicating a lack of authority to vote on a matter, the shares represented by the abstention or non-vote will be deemed present at the Special Meeting for purposes of determining a quorum.  However, abstentions and broker non-votes will not be deemed represented at the Special Meeting for purposes of calculating the vote on any matter.  For this reason, an abstention or broker non-vote will have the effect of a vote against the proposals.

31

EXHIBIT E

Examples.  The following examples are intended to help you compare the cost of investing in each Portfolio and the combined Portfolio.  The examples assume that you invest $10,000 in each Portfolio and in the combined Portfolio after the Reorganization for the time periods indicated.  The examples also assume that your investment has a 5% return each year and that each Portfolio’s operating expenses remain the same.  The 5% return is an assumption and is not intended to portray past or future investment results.  Based on the above assumptions, you would pay the following expenses if you redeem all your shares at the end of each period shown.  Your actual costs may be higher or lower.

	Van Kampen Capital Growth Portfolio(1)				Russell™ Large Cap Growth Index Portfolio(2)
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years

ADV Class	$126	$427	$751	$1,666	$103	$333	$592	$1,333
Class I	$65	$207	$361	$809	$52	$175	$320	$743
Class S	$91	$286	$497	$1,107	$78	$254	$457	$1,042
Class S2	$106	$354	$622	$1,388	$93	$312	$572	$1,315

	Estimated Russell™ Large Cap Growth Index Portfolio Pro Forma: the Portfolios Combined(2)
	1 Year	3 Years	5 Years	10 Years

ADV Class	$103	$333	$592	$1,333
Class I	$52	$175	$320	$743
Class S	$78	$254	$457	$1,042
Class S2	$93	$312	$572	$1,315

(1)	The Examples reflect the advisory fee waivers for the one-year period and the first year of the three-, five- and ten-year periods.

(2)	The Examples reflect the advisory fee waivers for the one-year period and the first two years of the three-, five-, and ten-year periods.

Portfolio Transitioning

If the Reorganization is approved by shareholders, the adviser or sub-adviser to Van Kampen Capital Growth Portfolio is expected to sell all or a significant portion of the Portfolio’s holdings shortly prior to the Closing Date to transition its portfolio holdings to Russell™ Large Cap Growth Index Portfolio.  The proceeds of such sales may be held in temporary investments or invested in assets that Russell™ Large Cap Growth Index Portfolio may hold or wish to hold.  Based on the asset level of Van Kampen Capital Growth Portfolio as of December 31, 2008, the transition of its portfolio holdings to RussellTM Large Cap Growth Index Portfolio would result in transaction costs to shareholders of Van Kampen Capital Growth Portfolio which are estimated to be approximately $385,000, or 0.13% of the Portfolio’s net assets.  After the Closing Date, the sub-adviser to Russell™ Large Cap Growth Index Portfolio may also sell portfolio securities that it acquired from Van Kampen Capital Growth Portfolio, and Russell™ Large Cap Growth Index Portfolio may not be immediately fully invested in accordance with its strategies. Both Portfolios may engage in a variety of transition management techniques to facilitate the portfolio transition process, including without limitation, the purchase and sale of baskets of securities and exchange traded funds, and enter into and close futures contracts or other derivative transactions.  During the Transition Period, Van Kampen Capital Growth Portfolio may not be pursuing its investment objective and strategies, and limitations on permissible investments and investment restrictions will not apply.  Furthermore, such sales and purchases may be made at a disadvantageous time, would result in increased transactional costs, which are ultimately borne by shareholders, and may result in the realization of taxable gains or losses for either or both Portfolios.

EXHIBIT F

INFORMATION ABOUT THE REORGANIZATION

The Reorganization Agreement

The terms and conditions under which the proposed transaction may be consummated are set forth in the Reorganization Agreement.  Significant provisions of the Reorganization Agreement are summarized below; however, this summary is qualified in its entirety by reference to the Reorganization Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Appendix A.

The Reorganization Agreement provides for: (i) the transfer, as of the Closing Date, of all of the assets of  Van Kampen Capital Growth Portfolio in exchange for shares of beneficial interest of Russell™ Large Cap Growth Index Portfolio and the assumption by Russell™ Large Cap Growth Index Portfolio of Van Kampen Capital Growth Portfolio’s known liabilities, as set forth in that Portfolio’s Statement of Assets and Liabilities as of the Closing Date; and (ii) the distribution of shares of Russell™ Large Cap Growth Index Portfolio to shareholders of Van Kampen Capital Growth Portfolio, as provided for in the Reorganization Agreement.  Van Kampen Capital Growth Portfolio will then be liquidated.

Each shareholder of ADV Class, Class I, Class S and Class S2 shares of Van Kampen Capital Growth Portfolio will hold, immediately after the Closing Date, shares of the corresponding class of Russell™ Large Cap Growth Index Portfolio having an aggregate value equal to the aggregate value of the shares of Van Kampen Capital Growth Portfolio held by that shareholder as of the close of business on the Closing Date.  In the interest of economy and convenience, shares of Russell™ Large Cap Growth Index Portfolio generally will not be represented by physical certificates, unless you request the certificates in writing.

The obligations of the Portfolios under the Reorganization Agreement are subject to various conditions, including approval of the shareholders of Van Kampen Capital Growth Portfolio.  The Reorganization Agreement also requires that each of the Portfolios take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the Reorganization Agreement.  The Reorganization Agreement may be terminated by mutual agreement of the parties or on certain other grounds.  Please refer to Appendix A to review the terms and conditions of the Reorganization Agreement.

Reasons for the Reorganization

The Reorganization is one of several proposed reorganizations of actively managed funds into passively managed index funds.  The ING family of funds has recently expanded its mutual fund offerings and made available a group of index funds.  For the reorganizations, the index funds are intended to provide current shareholders of the disappearing funds with investment options that have a greater potential for long-term viability. Van Kampen Capital Growth Portfolio was available as an investment option for Variable Contracts issued by ING-affiliated Participating Insurance Companies, but effective May 1, 2009, is no longer available as an investment option under certain Variable Contracts.  The Participating Insurance Companies that issued the Variable Contracts bear the investment risk for guarantees and benefits under those Variable Contracts and related riders.  Those Participating Insurance Companies have informed the investment advisers to the ING Funds and the Boards of the ING Funds that they are seeking funds for their Variable Contract platform that could help reduce their potential investment risk or make it easier for them to hedge their investment risk.  In this context and in light of recent market conditions, the Participating Insurance Companies removed certain actively managed funds, including Van Kampen Capital Growth Portfolio, as investment options for certain Variable Contracts in the insurers’ product menu.  As a result, those funds have lost important sources of asset inflows, which is detrimental to their long-term viability.  In the meantime, the Participating Insurance Companies have added the new passively managed index funds, including Russell™ Large Cap Growth Index Portfolio, to their product menu.  The investment advisers believe and recommended the reorganizations on the basis that each index fund, including Russell™ Large Cap Growth Index Portfolio, will be a prominent offering on the Variable Contract platform in the future and that each reorganization would help provide investors with a surviving fund with comparable risk/return characteristics at lower expenses and greater prospects for long-term viability.

The proposed Reorganization was presented for consideration to the Board of Trustees of Van Kampen Capital Growth Portfolio at a meeting held on March 27, 2009 and the Board of Directors of Russell™ Large Cap Growth Index Portfolio at a meeting held on March 19, 2009.  The Board of Directors/Trustees of each Portfolio, including all of the Directors/Trustees who are not “interested persons” (as defined in the 1940 Act) of such Portfolio, determined that the interests of the shareholders of such Portfolio will not be diluted as a result of the proposed Reorganization, and that the proposed Reorganization is in the best interests of such Portfolio and its shareholders.

EXHIBIT G

Tax Considerations

The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368 of the Code.  Accordingly, pursuant to this treatment, neither Van Kampen Capital Growth Portfolio nor its shareholders, nor Russell™ Large Cap Growth Index Portfolio nor its shareholders, are expected to recognize any gain or loss for federal income tax purposes from the transactions contemplated by the Reorganization Agreement. As a condition to the Closing of the Reorganization, the Portfolios will receive an opinion from the law firm of Dechert LLP to the effect that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes.  That opinion will be based in part upon certain assumptions and upon certain representations made by the Portfolios.

Prior to the Closing Date, Van Kampen Capital Growth Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares, a cash distribution consisting of any undistributed investment company taxable income and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date.

Expenses of the Reorganization

The expenses relating to the proposed Reorganization will be borne by DSL (or an affiliate). The expenses of the Reorganization shall include, but not be limited to, the costs associated with the preparation of any necessary filings with the SEC, printing and distributing the Proxy Statement/Prospectus and proxy materials, legal fees, accounting fees, securities registration fees, and expenses of holding the Special Meeting.  The expenses of the Reorganization do not include the transaction costs of the portfolio transitioning, which are ultimately borne by Portfolio shareholders.

Future Allocation of Premiums

Shares of Van Kampen Capital Growth Portfolio have been purchased at the direction of Variable Contract owners by Participating Insurance Companies through Separate Accounts to fund benefits payable under a Variable Contract.  If the Reorganization is approved, Participating Insurance Companies have advised us that all premiums or transfers to Van Kampen Capital Growth Portfolio will be allocated to Russell™ Large Cap Growth Index Portfolio.

EXHIBIT H

Capitalization

The following table shows the capitalization of each of the Portfolios as of March 31, 2009, and on a pro forma basis as of March 31, 2009 giving effect to the Reorganization:

	Van Kampen Capital Growth Portfolio	Russell™ Large Cap Growth Index Portfolio(2)	Adjustments		Russell™ Large Cap Growth Index Portfolio Pro Forma

ADV Class
Net Assets	$5,393	$3,000	(7	)(3)	$8,386
Net Asset Value Per Share	$7.10	$10.00			$10.00
Shares Outstanding	760	300	(221	)(1)	839

CLASS I
Net Assets	$188,537,810	$3,000	(241,676	)(3)	$188,299,134
Net Asset Value Per Share	$7.22	$10.00			$10.00
Shares Outstanding	26,130,056	300	(7,300,443	)(1)	18,829,913

CLASS S
Net Assets	$111,655,107	$5,000,000	(143,125	)(3)	$116,511,982
Net Asset Value Per Share	$7.14	$10.00			$10.00
Shares Outstanding	15,630,129	500,000	(4,478,931	)(1)	11,651,198

CLASS S2
Net Assets	$8,012	$3,000	(10	)(3)	$11,002
Net Asset Value Per Share	$7.09	$10.00			$10.00
Shares Outstanding	1,131	300	(331	)(1)	1,100

(1)   Reflects net of retired shares of Van Kampen Capital Growth Portfolio.

(2)   Reflects the seeding of the Portfolio, which will occur on May 4, 2009.

(3)   Reflects one-time transaction costs of $384,818 or $0.01 per share.

[ING FUNDS LOGO]

May 12, 2009

Via EDGAR

Mr. Jeffrey A. Foor, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               ING Variable Portfolios, Inc. (on behalf of ING RussellTM Large Cap Growth Index Portfolio)

(File No. 333-158413)

Dear Mr. Foor:

The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP